Via EDGAR

May 22, 2012

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Park Electrochemical Corp.
Form 10-K for the Fiscal Year Ended February 27, 2011
Filed on May 12, 2011
Forms 8-K filed on September 27, 2011 and December 21, 2011
File No. 001-04415

Dear Mr. Wilson:

We have received the comments relating to the above referenced filings presented in your letter dated May 8, 2012 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park”).

As we expressed in our exchange of telephone messages, this letter confirms that we intend to provide you with a response to your comments on or before Friday, June 15, 2012.

Sincerely,

/s/ Stephen M. Banker

Stephen M. Banker

Vice President and General Counsel

jc

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com